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                     June 26, 2024

       Robert C. Haines
       Executive Vice President and Chief Financial Officer
       LCNB Corp.
       2 North Broadway
       Lebanan, Ohio 43036

                                                        Re: LCNB Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-35292

       Dear Robert C. Haines:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance